Inland Retail Real Estate Trust, Inc.
                              Sticker Supplement

  This Sticker Supplement No. 5 dated September 15, 1999 to our Prospectus dated February 11, 1999 summarizes Supplement No. 5 which updates information in the "Real Property Investments", "Plan of Distribution" and "Distribution Reinvestment and Share Repurchase Programs" sections of our Prospectus. Supplement No. 5 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 4 dated August 2, 1999, (which Supplement No. 4 superseded Supplements Nos. 1, 2 and 3), and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Sticker Supplement but not defined has the same meaning as in our Prospectus.
                           Real Property Investments
Lake Olympia Square, Ocoee, Florida

  On September 1, 1999, we purchased Lake Olympia Square, an existing shopping center containing 85,776 gross leasable square feet. We accomplished the acquisition by acquiring 100% of the ownership interests in the two entities that owned the shopping center from two companies within the Inland Organization. This shopping center is located at the southwest intersection of Silver Star Road and Clarke Road in Ocoee, Florida. We purchased this property for $9,873,627, which represents the total cost incurred by the Inland companies in connection with their purchase and financing of the property.
This price represents approximately $115 per square foot of leasable space. We purchased this property subject to a mortgage in favor of LaSalle National Bank, which secures a loan in the principal amount of $5,932,943. As of September 1, 1999, our new property was 96% leased. The tenants leasing more than 10% of the total square footage are Winn-Dixie with 44,000 square feet and Tutor Time Child Care Systems with 10,000 square feet.

Bridgewater Marketplace, Orlando, Florida

  On September 7, 1999, we purchased Bridgewater Marketplace, an existing shopping center containing 58,050 gross leasable square feet. This shopping center is located at the southwest corner of the intersection of State Road 50 and Bridgeway Boulevard in Orlando, Florida. We purchased this property for $5,975,000 and incurred acquisition and financing costs of $118,855 for a total acquisition cost of $6,093,955. This acquisition cost represents approximately $105 per square foot of leasable space. We purchased this property subject to a mortgage in favor of SouthTrust Bank, National Association in the principal amount of $4,780,000. As of September 7, 1999, our new property was 97% leased. The only tenant leasing more than 10% of the total square footage currently is Winn-Dixie with 44,000 square feet.

                             Plan of Distribution

  As of September 1, 1999, we had sold 2,651,771 shares resulting in gross proceeds of $26,517,710. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of September 1, 1999, we have incurred $2,519,182 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $23,998,528 of net proceeds from the sale of those 2,651,771 shares. An additional 9,822 shares have been sold pursuant to our Distribution Reinvestment Program as of September 1, 1999, for which we have received additional net proceeds of $93,309. We also pay an affiliate of our Advisor fees to manage and lease our properties. As of August 31, 1999, we have incurred and paid property management fees of $56,297. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. As of the end of the quarter ending June 30, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $134,394 are included in the purchase prices we paid for Lake Olympia Square and Bridgewater Marketplace.

            Distribution Reinvestment and Share Repurchase Programs

  At a meeting of the Board of Directors held on August 11, 1999, our Share Repurchase Program was amended, effective immediately, principally to provide for higher share repurchase prices over time.


                               SUPPLEMENT NO. 5
                           DATED SEPTEMBER 15, 1999
                   TO THE PROSPECTUS DATED FEBRUARY 11, 1999
                   OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 5 to you in order to supplement our Prospectus. This Supplement No. 5 updates information in the "Real Property Investments", "Plan of Distribution" and "Distribution Reinvestment and Share Repurchase Programs" sections of our Prospectus. This Supplement No. 5 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 4 dated August 2, 1999, (which Supplement No. 4 superseded Supplements Nos. 1, 2 and 3), and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

                           Real Property Investments

Lake Olympia Square, Ocoee, Florida

On September 1, 1999, we purchased a shopping center known as Lake Olympia Square, containing 85,776 gross leasable square feet and an adjacent outparcel, by acquiring the interests of Inland Southeast Investment Corporation and Inland Southeast Acquisitions Corp. (collectively the "Lake Olympia Affiliated Partners"), both of which are affiliates of our Advisor, in Inland Southeast Lake Olympia Limited Partnership and Inland Southeast Lake Olympia Outparcel Limited Partnership (collectively the "Lake Olympia Property Partnerships"). The Lake Olympia Property Partnerships own the entire fee simple interest in Lake Olympia Square.

Lake Olympia Square is located at the southwest intersection of Silver Star Road and Clarke Road in Ocoee, Florida. Ocoee is located three miles west of the Orlando, Florida city limits.

The Lake Olympia Property Partnerships purchased Lake Olympia Square on June 24, 1998 from an unaffiliated third party. The $9,873,627 we paid for this property represents the total costs incurred by the Lake Olympia Affiliated Partners in connection with their acquisition and financing of the property as of the date of our purchase of their interests. Such costs consists of the following:

    *   Purchase Price.......................... $ 9,732,045
    *   Acquisition costs to third parties......      80,106
    *   Financing costs to an Inland affiliate..      46,281
    *   Financing costs to third parties........      15,195

                                 Total.......... $ 9,873,627
                                                 ===========

Our acquisition cost is approximately $115 per square foot of leasable space. We paid a total of $3,967,847 to the Lake Olympia Affiliated Partners, since the outstanding balance of the mortgage loan and certain prorations were credited against the purchase price. That amount, together with $205,310 provided by the Lake Olympia Affiliated Partners (for a total of $4,173,157), was paid to Inland Mortgage Investment Corporation, an Inland Affiliated Company, as payment in full of two promissory notes evidencing loans made to the Lake Olympia Affiliated Partners in connection with their purchase in June 1998 of this property. The promissory notes provided for payments of interest only at the rate of 10.9% per annum. There may be additional expenses incurred relative to the acquisition of this property, which we will pay. We expect these additional costs to be immaterial.

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, tenant mix, price per foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the shopping center is located within a vibrant economic area. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions.

We purchased this property subject to a mortgage and a collateral assignment of rents and leases in favor of LaSalle National Bank, as trustee for Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 1997-WF1, (the "Bank") , securing an indebtedness evidenced by a promissory note (the "Note") held by the Bank in the original principal amount of $6,200,000. Interest on the unpaid principal of the Note accrues at the rate of 8.25% per annum. Principal and interest are payable on the first day of each month, in installments of $50,978. The principal balance of the Note was $5,932,943 as of the date of closing, and, provided all payments are made as scheduled, the balance due the maturity date, which is on April 1, 2007, will be $4,669,258. At any time after the third anniversary of the date of the Note (i.e., March 26, 2000), and upon giving the holder of the Note 30 days prior written notice, the principal amount and accrued interest may be prepaid with a prepayment penalty which varies but in no event is less then 1% of the amount of principal prepaid.

Lake Olympia Square, which was built in 1995, consists of a one-story, multi-tenant retail building. As of September 1, 1999, this property was 96% leased. Tenants leasing more than 10% of the total square footage currently include Winn-Dixie. a supermarket, and Tutor Time Child Care Systems, a childcare facility. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                  Approximate             Per Square
                     GLA                    Foot Per
                    Leased     % of Total    Annum           Lease Term
  Lessee           (Sq. Ft.)      GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
Winn-Dixie           44,000      51.30        6.75      Currently    06/30/15
  Options (1)                                 6.75      07/01/15     06/30/40

Tutor Time Child
  Care Systems       10,000      11.66       12.00      Currently    01/31/07
  Options (2)                                12.00+     02/01/07     01/31/17

(1) There are five successive five-year renewal options at the same base rent per square foot per annum.

(2) There are two successive five-year renewal options with the base rent per square foot per annum increasing according to increases in the CPI.

For federal income tax purposes, our depreciable basis in this property will be approximately $7,306,484. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 15 years, respectively. Real estate taxes for the year ended 1998 (the most recent tax year for which information is generally available) were $131,617.

On September 1, 1999, a total of 82,450 square feet was leased to 18 tenants at Lake Olympia Square. The following tables set forth certain information with respect to our leases with those tenants:

                  Approximate
                      GLA                             Current        Rent per
                    Leased      Lease     Renewal    Annual Rent    Square Foot
  Lessee           (Sq. Ft.)    Ends      Options        ($)            ($)
  ------          ----------    -----     -------    -----------    -----------

Winn-Dixie          44,000      06/15     5/5 yr.      297,000          6.75
Tutor Time Child
  Care Systems      10,000      01/07     2/5 yr.      120,000         12.00
Froggers Restaurant  6,000      10/06     2/5 yr.      115,175         19.20
Movie Gallery        5,000      08/01     2/3 yr.       61,250         12.25
Countryside Home
  Loans              2,290      10/01     2/3 yr.       28,000         12.23
Lake Olympia Dental  1,800      09/00     1/5 yr.       33,738         18.74
Beneficial Finance   1,600      12/05     1/5 yr.       22,400         14.00
First Choice
  Restaurant         1,500      09/05     2/5 yr.       23,500         15.67
Sylvan Learning
  Center             1,260      10/06     1/5 yr.       19,734         15.66
Harrison
  Chiropractic       1,200      01/02     2/5 yr.       18,540         15.45
Mailboxes, Etc.      1,200      09/00     1/5 yr.       17,547         14.62
Subway               1,200      12/03     3/5 yr.       18,000         15.00
First Class
  Cleaners             900      09/00     2/5 yr.       14,175         15.75
Hair Cuttery           900      09/01     1/5 yr.       14,700         16.33
H & R Block            900      04/02     2/3 yr.       14,625         16.25
Orlando Sentinel       900      11/99     5/1 yr.       14,127         15.70
The Preppy Puppy       900      10/01     1/3 yr.       13,500         15.00
Tan Bodies & Nails     900      09/00     1/5 yr.       13,160         14.62
Vacant               3,326

(1) Each tenant also pays its proportionate share of real estate taxes, insurance and common area maintenance costs. In addition, Winn-Dixie pays, as additional rent, a percentage of gross sales in excess of a prescribed amount.

                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1999          1            900      14,127      899,844       15.70        1.05          1.57

   2000          4          3,900      80,213      889,727       20.57        4.55          9.02

   2001          4          9,090     120,650      814,059       13.27       10.60         14.82

   2002          2          2,100      34,050      695,624       16.21        2.45          4.89

   2003          1          1,200      19,139      663,269       15.95        1.40          2.89

   2004          1          3,326      46,564      645,238       14.00        3.88          7.22

   2005          2          3,100      46,371      598,674       14.96        3.61          7.75

   2006          2          7,260     135,304      552,304       18.64        8.46         24.50

   2007          1         10,000     120,000      417,000       12.00       11.66         28.78

   2008          -           -           -         297,000         -           -             -

(1) We made no assumptions regarding the re-leasing of expired leases.  It is the opinion of our management that the space will be re-leased at market rates at the time of re-leasing.



We received an appraisal prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Institute and the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a fair market value for Lake Olympia Square, as of August 27, 1999, of $10,225,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Bridgewater Marketplace, Orlando, Florida

On September 7, 1999, we purchased an existing shopping center known as Bridgewater Marketplace located on approximately 7.7 acres and containing 58,050 gross leasable square feet. Bridgewater Marketplace is located at the southwest corner of the intersection of State Road 50 and Bridgeway Boulevard in Orlando, Florida.

We purchased Bridgewater Marketplace from an unaffiliated third party. Our total acquisition cost, including expenses, was $6,093,855. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be immaterial. Our acquisition cost is approximately $105 per square foot of leasable space, which consists of the following:

    *   Purchase Price.......................... $ 5,975,000
    *   Acquisition costs to third parties......      54,288
    *   Financing costs to an Inland affiliate..      23,900
    *   Financing costs to third parties........      40,667

                                 Total.......... $ 6,093,855
                                                 ===========

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, tenant mix, price per foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the shopping center is located within a vibrant economic area. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions.

We purchased this property subject to a mortgage, security agreement and a collateral assignment of rents and leases in favor of SouthTrust Bank, National Association, which secures two promissory notes in the aggregate principal amount of $4,780,000. One promissory note is in the principal amount of $2,987,500, requires monthly payments of interest only at a floating rate per annum of 1.75% over a LIBOR related index, is due September 7, 2006 and may be prepaid at any time prior to maturity without penalty. The other note is in the principal amount of $1,792,500, requires monthly payments of interest only at a floating rate per annum of 1.75% over a LIBOR related index, is due September 7, 2000, and may be prepaid at any time prior to maturity without penalty.

Bridgewater Marketplace, which was built in 1998, consists of a single-story, multi-tenant retail center. As of September 7, 1999, this property was 97% leased. Approximately 5,300 square feet of the center still needs to be finished into three smaller tenant spaces, and the funds required for this tenant finish work have been escrowed by the Seller. The Seller has also escrowed funds to cover base rent and recoverable expenses for 1,850 square feet of vacant space for one year, and for leased but unoccupied spaces for the periods until the tenants for those spaces are required to begin paying rent. The only tenant leasing more than 10% of the total square footage currently is Winn Dixie, a supermarket. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                  Approximate             Per Square
                     GLA                    Foot Per
                    Leased     % of Total    Annum           Lease Term
  Lessee           (Sq. Ft.)      GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------

Winn Dixie          44,000      75.80         8.30      12/1998      12/2018
  Options   (1)                               8.30      01/2019      12/2118

(1) There are five successive twenty-year renewal options at the same base rent per square foot per annum.

For federal income tax purposes, our depreciable basis in this property will be approximately $5,274,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 15 years, respectively. Real estate taxes for the year ended 1998 (the most recent tax year for which information is generally available) were $13,435. As Bridgewater Marketplace was under development during 1998, the property is subject to reassessment for real estate taxes for 1999 and subsequent years. Real estate taxes for the year ended December 1999 are expected to be approximately $60,000.

On September 7, 1999, a total of 54,800 square feet was leased to 10 tenants at this property. The following tables set forth certain information with respect to our leases with those tenants:

                  Approximate
                      GLA                             Current        Rent per
                    Leased      Lease     Renewal    Annual Rent    Square Foot
  Lessee           (Sq. Ft.)    Ends      Options        ($)            ($)
  ------          ----------    -----     -------    -----------    -----------
Winn Dixie          44,000      12/18    5/20 yr.      365,200          8.30
A Slice of New York  2,000      06/04     1/5 yr.       30,000         15.00
Shanghai Restaurant  1,600      06/08        -          24,000         15.00
Subway               1,500      06/04     3/5 yr.       24,000         16.00
Luxury Hair Salon    1,200      03/03        -          18,000         15.00
Allstate Insurance     900      04/02     2/1 yr.       13,500         15.00
Jackson Hewitt         900      07/02     1/3 yr.       13,500         15.00
Community Cleaners     900      01/04     2/5 yr.       12,600         14.00
Polo Nails             900      03/04        -          13,500         15.00
A Touch of Bronze      900      03/04     1/5 yr.       13,500         15.00
Vacant               3,250

(1) Each tenant also pays its proportionate share of real estate taxes, insurance and common area maintenance costs. In addition, Winn Dixie pays, as additional rent, a percentage of gross sales in excess of a prescribed amount.

                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1999          -           -           -         477,175         -           -             -

   2000          -           -           -         530,927         -           -             -

   2001          -           -           -         534,513         -           -             -

   2002          2          1,800      30,150      526,842       16.75        3.10          5.64

   2003          1          1,200      20,400      500,375       17.00        2.07          3.87

   2004          5          6,200     106,075      429,121       17.11       10.68         21.20

   2005          -           -           -         390,800         -           -             -

   2006          -           -           -         391,600         -           -             -

   2007          -           -           -         392,400         -           -             -

   2008          1          1,600      27,200      378,800       17.00        2.76          6.93

(1) We made no assumptions regarding the re-leasing of expired leases.  It is the opinion of our management that the space will be re-leased at market rates at the time of re-leasing.



We received an appraisal prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Institute and the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a fair market value for Bridgewater Marketplace, as of July 27, 1999, of $6,100,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.


                        Potential Property Acquisitions

We are currently considering a property acquisition, Bartow Marketplace Shopping Center in Cartersville, Georgia. An affiliate of our Sponsor has entered into a contract for the purchase of this property, with the intention to assign its rights thereunder to us if we decide to acquire the property. Our decision to acquire this property will generally depend upon:

  *  our receipt of an acceptable appraisal and environmental report;

  * no material adverse change occurring in the property, the tenants or in the local economic conditions; and

  * our receipt of sufficient net proceeds from this Offering to make such an acquisition.

Other properties may be identified in the future that we acquire before or instead of this property. We cannot guarantee that we will complete this acquisition.

Bartow Marketplace Shopping Center was constructed in 1995. It is a single-story retail center containing 375,067 leasable square feet. The center has 17 tenant spaces. Tenants occupying more than 10% of the total square footage currently are Wal-Mart and Lowe's Home Centers. As of the date of this Supplement, the acquisition cost of this property is approximately $24,545,000. This amount may increase by additional costs incurred which have not yet been finally determined. We expect these additional costs to be immaterial.

                             Plan of Distribution

As of September 1, 1999, we had sold 2,651,771 shares resulting in gross proceeds of $26,517,710. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of September 1, 1999, we have incurred $2,519,182 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $23,998,528 of net proceeds from the sale of those 2,651,771 shares. An additional 9,822 shares have been sold pursuant to our Distribution Reinvestment Program, for which we will receive additional net proceeds of $93,309. We also pay an affiliate of our Advisor fees to manage and lease our properties. As of August 31, 1999, we have incurred and paid property management fees of $56,297. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, paid quarterly. As of the end of the quarter ending June 30, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $134,394 are included in the purchase prices we paid for Lake Olympia Square and Bridgewater Marketplace.

            Distribution Reinvestment and Share Repurchase Programs

Share Repurchase Program

The Share Repurchase Program ("SRP") may, subject to certain restrictions, provide eligible Stockholders with limited, interim liquidity by enabling them to sell shares back to us. The prices at which shares may be sold back to us are as follows:

     * During the Offering period at $9.05 per share (a reduction of $0.95 from the $10 Offering price per share, reflecting the elimination of selling commissions and the Marketing Contribution and Due Diligence Expense Allowance);

     * During the 12 months following the end of the Offering period at $9.25 per share;

     *  During the next 12 months at $9.50 per share;

     *  During the next 12 months at $9.75 per share; and

     * Thereafter, at the greater of: (i) $10 per share; or (ii) a price equal to 10 times our "funds available for distribution" per weighted average share outstanding for the prior calendar year.

A Stockholder must have beneficially held the shares for at lease one year prior to offering them for sale to us through the SRP.

We will make repurchases under the SRP, if requested, at least once quarterly on a first-come, first-served basis. Subject to funds being available, we will limit the number of shares repurchased during any calendar year to one half of one percent (0.5%) of the weighted average number of shares outstanding during the prior calendar year. Funding for the SRP will come exclusively from proceeds we receive from the sale of shares under our Distribution Reinvestment Plan and such other operating funds, if any, as the Board, at its sole discretion, may reserve for this purpose.

The Board, at its sole discretion, may choose to terminate the SRP after the end of the Offering period, or reduce the number of shares purchased under the SRP, if it determines that the funds allocated to the SRP are needed for other purposes, such as the acquisition, maintenance or repair of properties, or for use in making a declared distribution. A determination by the Board to eliminate or reduce the SRP will require the unanimous affirmative vote of the Independent Directors.

We cannot guarantee that the funds set aside for the SRP will be sufficient to accommodate all requests made each year. If no funds are available for the SRP when repurchase is requested, the Stockholder may: (i) withdraw the request; or
(ii) ask that we honor the request at such time, if any, when funds are available. Such pending requests will be honored on a first-come, first-served basis.

There is no requirement that Stockholders sell their shares to us. The SRP is only intended to provide interim liquidity for Stockholders until a liquidity event occurs, such as the listing of the shares on a national securities exchange, inclusion of the shares for quotation on a national market system, or our merger with a listed company. No assurance can be given that any such liquidity event will occur.

Shares we purchase under the SRP will be canceled, and will have the status of authorized but unissued shares. Shares we acquire through the SRP will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.

If we terminate, reduce or otherwise change the SRP, we will send a letter to Stockholders informing them of the change, and disclose the changes in quarterly reports filed with the SEC on Form 10-Q.
















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